news release

Zi Corporation Announces Date for Fourth Quarter, Year-End Results Release and Conference Call

CALGARY, AB, April 14, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced plans to release its financial results for the fourth quarter and year ended December 31, 2002, before the market opens on Tuesday, April 15, 2003, and to host a conference call at 10:30 AM Eastern Time that same day.

Conference call
Toll free in North America: 1-888-280-6686 International: 1-212-676-5013

RSVP
                     Nathan Abler, Allen & Caron Inc: 1-949-474-4300

Webcast
A live webcast and 10-day archive of the call can be accessed at: http://www.zicorp.com

Recording
A recording will be available shortly following the conference call until 11:59 PM Eastern time on Friday, April 18, 2003.
Toll free in North America: 1-800-633-8284*
International: 1-402-977-9140*
* Reservation Number: 21140686,

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, simplify text entry to provide consumers with easy interaction within short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™ Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries: Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns, Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com